

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via E-mail
Michael W. Kosloske
Chairman, President and Chief Executive Officer
Health Insurance Innovations, Inc.
15438 N. Florida Avenue, Suite 201
Tampa, Florida 33613

> **Re: Health Insurance Innovations, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 9, 2012**
> **CIK No. 0001561387**

Dear Mr. Kosloske:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please describe how and when you may lose emerging growth status.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. You disclose that you intend to list your Class A common stock on the NASDAQ Global Market under the symbol "HIIQ." Please revise your disclosure throughout your registration statement, including here and page 94, to clarify whether you applied to obtain listing on the NASDAQ Global Market, and if so, the status of your application. If you have not yet filed an application, please expand your disclosure to clearly state that an application has not yet been filed and disclose when you expect to file such an application.

6. Please provide updated financial statements and updated financial disclosures through the period ended September 30, 2012. Refer to Rule 8-08 of Regulation S-X.

7. We note the statements in the last paragraph on page ii concerning industry and market data. It is not appropriate to imply that you are not liable for statements included in your registration statement. Please delete these statements or specifically state that you are responsible for the referenced information.

Prospectus Summary, page 1
Overview, page 1

8. We note that you refer to yourself as a "leading developer" or as an "industry leader." Please provide the basis for these characterizations or alternatively, please delete the use of such references throughout your registration statement.

9. Please expand your disclosure to briefly describe your short term medical, or STM, insurance plans and how they differ from traditional Individual Major Medical, or IMM, plans. Similarly, please describe your guaranteed-issue hospital indemnity plans and your other ancillary products.

10. Please expand your discussion to explain what you mean by the phrase "our sales are executed online and offer instant electronic fulfillment" and discuss whether this service is available only for policies that meet established criteria or all of the products you offer.

11. Please expand your disclosure to describe what you mean by the term "data-driven product design."

Health Insurance Industry and Market Opportunity, page 2

12. Please expand your disclosure to describe "minimum MLR thresholds" and "must-carry pre-existing conditions requirements" here and on page 69 of the prospectus.

13. Please expand your disclosure to discuss the extent to which you currently offer products to insure individuals with pre-existing conditions and whether you plan to insure such individuals upon implementation of Healthcare Reform.

14. If you do not intend to offer products which cover pre-existing conditions, please revise the discussion relative to the anticipated total healthcare market to reflect your actual target market.

Our Solutions, page 3

15. Please revise your disclosure to clarify what you mean when you use the terms "due to their nature" when referring to your STM plans and hospital indemnity plans in the first bullet point under this section. Specifically, please explain why the nature of your STM plans enables you to provide an instant decision and why the nature of your hospital indemnity plans guarantee issuance to individuals under 65.

Proprietary, Web-Based Technology Platform, page 4

16. Since you developed a web-based technology platform, please expand your discussion to explain the nature of and relationship of your call centers to such technology.

Lead Generation and Innovative Distributor Relationships, page 6

17. Please expand your discussion to describe the nature of your relationship with MasterCard and when you began this relationship.

Our History and the Reorganization of Our Corporate Structure, page 7

18. Please expand your disclosure to indicate the purchase price for the acquisition.

19. Please revise the formatting of the information in the colored parts of your diagrams on pages 8 and 38 so that the text is legible.

Corporate Information, page 9

20. Please file the lease agreement pertaining to your principal executive offices as an exhibit.

Risk Factors, page 15
Risks Relating to Our Business and Industry, page 15
The market for health insurance in the United States is rapidly evolving, …, page 15

21. We note that your STM plans are currently classified as "short-term limited duration" plans under Healthcare Reform, and are therefore exempt from certain requirements. Please expand your disclosure to discuss these requirements.

Our Business would be harmed if we lose our relationships with insurance carriers, …, page 15

22. Please expand your disclosure to indicate the percentage of premium equivalents accounted for by Starr and United States Fire, respectively.

We depend on relationships with third –parties for certain services that are important…, page 16

23. Please expand your disclosure to quantify how much business you derive from the relationship with Med-Sense.

Insurance Carriers could reduce the commissions paid to us or change their…, page 17

24. We note that insurance carriers have altered the contractual relationships you have with them. Given that Starr Indemnity & Liability & Insurance Company and United States Fire accounted for an aggregate of 77.8% of your premium equivalents, please advise us whether either of these carriers has lowered the commission rates they pay you. If so, please revise your disclosure to include this information and the impact it has had on your business.

We face intense competition and compete with a broad range of market…, page 17

25. We note that this risk factor covers the same topic as the one on page 24 entitled, "We may be unsuccessful in competing effectively against current and future competitors, which would impact our prospects as results of operations." Please revise your disclosure to combine the two risk factors into a single risk factor.

Compliance with the strict regulatory environment applicable to the health…, page 19

26. Please revise your disclosure to state whether you are currently in compliance with applicable insurance laws and regulations. If any adverse regulatory action has been taken against you, please describe the action including any liability imposed, additional department of insurance licensing requirements, or the revocation of licenses in a particular jurisdiction. Similarly, revise the risk factor entitled, "We are subject to privacy and data protection laws governing the transmission, security and privacy of health information, which may impose restrictions on the manner in which we access personal data and subject us to penalties if we are unable to fully comply with such laws"

to discuss whether you have received notice of violation of these laws, the nature of the violation(s) and potential consequences.

<u>If we are not able to maintain and enhance our brand…, page 20</u>

27. Please expand your disclosure to identify your brand name(s).

<u>Assertions by third-parties that we violate their intellectual property rights…, page 23</u>

28. To the extent that you have received notice of claims against you by third-parties for violating their intellectual property rights, please discuss the situation and potential consequences in this risk factor discussion.

<u>The loss of any member of our management team and our inability…, page 28</u>

29. To the extent that you have experienced problems attracting and retaining key members of your management team in the recent past, please revise your disclosure to describe these problems.

<u>If a substantial number of shares become available for sale and are sold…, page 32</u>

30. We note that your executive officers and directors will be subject to lock up agreements. Please file the agreements as exhibits to the registration statement.

<u>We have identified a material weakness in our internal control over financial…, page 34</u>

31. We note that you identified a material weakness where you did not have effective controls over the design and operation of the financial statement close process, which impacts most of your significant accounts included in the financial statements. Please expand your disclosure to clarify which accounts were impacted, how they were impacted and what affect this had on your financial statements. Also, please clarify when you intend to take the steps described in the risk factor to address the material weakness and that the weakness will be ongoing until such steps are taken.

<u>The Reorganization of Our Corporate Structure, page 37</u>
<u>Overview, page 37</u>

32. We note that that shares of your Class B common stock vote together with shares of your Class A common stock as a single class, subject to certain exceptions. Please include disclosure in your prospectus to describe these exceptions.

Subsequent Events, page 39

33. Please tell us why you believe the transaction with Albacore is a business combination and clarify how you intend to account for the operations of Albacore in the financial statements.

Exchange Agreement, page 40

34. We note that you may impose additional restrictions on exchange that you determine necessary or advisable so that Health Plan Intermediaries Holdings, LLC is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. Please expand your disclosure to explain the significance of such designation and the effect on the registrant if Health Plan Intermediaries Holdings, LLC is considered a publicly traded partnership.

Tax Receivable Agreement, page 41

35. Please revise your disclosure to provide the termination provisions of the tax receivable agreement. If these provisions have not been determined at this time, please provide the information once it is available.

36. To the extent material conflicts of interest exist with respect to the timing or use of benefits/tax savings, please expand the discussion in this section and include a risk factor addressing such conflicts.

Registration Rights Agreement, page 43
Conditions and Limitations, page 43

37. We note that you will have the right to delay, suspend or withdraw a registration statement under specified circumstances. Please expand your disclosure to describe these circumstances.

Unaudited Pro Forma Financial Information, page 47

38. We are deferring the review of your pro forma information until the amounts are disclosed. Please include explanatory notes to the pro forma financial information with a detailed explanation of your pro forma adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

39. You disclose that you have established your Insurance Academy in June 2012 to expand the number of call centers selling your products and that you anticipate that your Insurance Academy operations will closely resemble a franchise model. Please discuss the impact that this new activity is expected to have on your results from operations.

<u>Liquidity and Capital Resources, page 61</u>
<u>General, page 61</u>

40. We note that you believe that your available cash, cash flows expected to be generated from operations and net proceeds from this offering will be adequate to satisfy your current and planned operations in the "foreseeable future." Please revise your disclosure to specify the amount of time that available cash can sustain operations.

<u>Our Indebtedness, page 62</u>

41. Please revise your disclosure to clarify that the term loan agreement is with Sun Trust Bank.

42. We note that you intend to obtain Sun Trust Bank's written consent in order to effectuate this offering. Please revise your disclosure to clarify whether you have taken any steps to obtain this consent, and if so, the status of the consent. If you have not taken any such steps, please disclose when you expect to obtain the bank's consent.

<u>Business, page 68</u>
<u>Our Company, page 68</u>

43. Please disclose the date your technology platform A.R.I.E.S. was placed in service. If the date is August 1, 2012, the date you entered into a software assignment agreement with BymSym, please disclose the platform you used prior to August 1, 2012 to sell products to your customers.

<u>Our Solutions, page 69</u>

44. To the extent practicable, please expand your disclosure in this section, in the subsection entitled "Our Company" and throughout your prospectus, as applicable, to quantify how your STM plans are more affordable than IMM plans. We note that in the subsection "Our Company" and throughout your prospectus, you state that your STM plans are up to half the cost of IMM plans.

45. Please expand your discussion to include a comparison of the advantages and disadvantages between STM and IMM plans including:

- Coverage for pre-existing conditions;
- Prescription benefits;
- Preventive care; and
- Duration/renewability.

46. We note the increase in the number of STM plans in force between June 30, 2012 and June 30, 2011. Please expand your discussion to provide the retention rate for such plans from 2011 to 2012.

Management, page 81
Executive Officers and Directors, page 81

47. Please revise the information for Mr. Raeckers and Ms. O'Drobinak to include their business experience for at least the past five years.

Employment Contracts, page 87

48. Please tell us whether Mr. Kosloske will continue to receive revenues from certain prescription contracts and commissions on yearly revenues. We may have additional comments.

Other Relationships, page 87

49. Please revise your disclosure to describe the unreimbursed expenses that were paid by Mr. Kosloske on the company's behalf.

Financial Statements for the period ended December 31, 2011
Statements of Operations, page F-17

50. Please remove the amounts and references to premium equivalents from your financial statements or tell us why presenting a non-GAAP financial measure on the face of the statements of operations is appropriate.

1. Organization, Basis of presentation, and Summary of Significant Accounting Policies
Revenue recognition, page F-22

51. Please tell us your consideration of whether the payment received from members referred to as "premium equivalents" represent a multiple element arrangement accounted for under ASC 605-25. If you do not believe it is a multiple element arrangement, please tell us why. Clearly disclose the accounting treatment for each deliverable. Tell us the amounts earned from each of your major revenue sources such as the sale of hospital indemnity policies, commissions from the sale of STM plans, the various ancillary plans and all other major revenue sources for all periods presented.

52. Disclose in the filing the process you follow to report and pay amounts due to insurance carriers and discount benefit vendors. Also disclose the reporting time lag.

53. Please elaborate on your statement that revenue is earned upon the acceptance of the policy. Refer to SAB Topic 13. Disclose if the acceptance date coincides with the effective date of the policy and with the date you recognize commission and fee revenues. Clarify whether the insurance carrier's agreement or approval is required before a health insurance policy becomes effective.

Michael W. Kosloske
Health Insurance Innovations, Inc.
December 6, 2012
Page 9

54. Revise your disclosure to explain the nature of the risk premium included in members' payments and clarify your accounting for the risk premium.

55. You disclose that you recognize revenues net of amounts paid to contracted insurance carrier companies as the agent in such transactions. Please tell us and revise your disclosures to clarify the factors you considered in concluding that revenues should be reported on a net basis. Refer to ASC 605-45-45.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Deanna Kirkpatrick, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, New York 10017